FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Item 1: Form 6-K dated November 12, 2013 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: November 12, 2013

Jaguar Land Rover Automotive plc

Interim report for the three and six months ended 30 September 2013

This report uses:

Group, Company, Jaguar Land Rover and JLR to refer to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA – measured as earnings before tax add back depreciation, amortisation, finance income, finance expense and foreign exchange gains/losses.

Free cash flow – measured as the net change in cash and cash equivalents, less net cash in financing activities, less movement in short term deposits.

FY14 – Year ended 31 March 2014

FY13 – Year ended 31 March 2013

H1 – 6 months ended 30 September

Q3 – 3 months ended 31 December

Q2 – 3 months ended 30 September

Q1 – 3 months ended 30 June

Management’s discussion and analysis of financial condition and results of operations

The Company has continued to increase sales in the quarter, with revenue for the 3 months of £4,612 million, up 40% from £3,288 million in Q2 FY13. With an EBITDA margin of 17.8%, up 3 ppt from Q2 FY13, PBT also increased to £668 million, up 55% from £431 million in Q2 FY13.

In the six months to 30 September 2013, revenue has grown 26% over the equivalent prior period, whilst PBT has grown 42%, due to higher margins on higher volumes.

The continued success of the new Range Rover and Jaguar F-TYPE, increased sales of Range Rover Evoque and increased sales of the Jaguar XF, have helped increase volumes in all regions compared to Q2 FY13 and H1 FY13.

Jaguar XF sales have been supported by the new Jaguar XF Sportbrake and all-wheel drive (AWD) derivatives which began sales in the latter part of Q3 FY13.

Strong growth has continued in China and this, alongside difficult markets in Europe, has combined to maintain China as our largest retail and wholesale market for the 3 and 6 months ended 30 September 2013.

Throughout the quarter, the world economy has been solid. China growth has remained robust whilst the USA, and particularly the UK, continued to show renewed growth. Europe, whilst not showing many signs of recovery appears to have levelled out. The competition continue to react with aggressive measures using all the tools available, both with classic marketing actions as well as financing offers.

Strong product and market mix, supported by new models as well as £79m of local incentives recognised in the quarter have helped increase our EBITDA margins for the quarter to 17.8%, up 3 ppt from the same quarter in the prior year.

The USD has strengthened against sterling in the last 12 months, with the Euro:GBP rate remaining broadly similar. This benign foreign exchange environment has supported our EBITDA margin.

The company has also benefitted from continued weak commodity prices. However, since Q1 FY14, prices are showing signs of hardening as growth picks up in China and economic recovery continues in the US.

The Company continues to invest significantly in capital spending and R&D, spending £657m in Q2 FY14, up £162m compared to Q2 FY13. The company expects capital spending, including R&D, to be in the region of £2.75 billion in FY14.

Free cash flow was £430m in the quarter, compared to £116m in the same quarter of the prior year. This was driven by increased cash from operating activities and favourable working capital movements, partially offset by increased investment spending.

General trends in performance (including results of operations)

Overall strong volume growth

Total retail volumes were 102,644 units for the quarter, an increase of 21% compared to Q2 FY13. Retail volumes for Q2 FY14 were 20,024 units for Jaguar and 82,620 for Land Rover, up 56% and 15% respectively compared to the equivalent quarter in the prior year.

The increase in Jaguar volumes was driven by the Jaguar XF, reflecting new derivatives (including Sportbrake, AWD and smaller engine options) and the newly launched F-TYPE.

The increase in Land Rover volumes primarily reflects higher volumes for the new Range Rover and Evoque. The new Range Rover Sport was offered for retail sale in the quarter.

Wholesale volumes for Q2 FY14 were 101,931 units, an increase of 32% on the equivalent quarter in the prior year. At a brand level, wholesale volumes were 18,834 units for Jaguar and 83,097 units for Land Rover.

Revenue and earnings

The Company generated revenue of £4,612 million in Q2 FY14, an increase of 40% over the £3,288 million in Q2 FY13.

EBITDA for the Company was higher by £337 million for the quarter to £823 million compared to £486 million for Q2 FY13, driven by higher revenue and higher margins compared to the prior year.

The EBITDA margin has improved by 3 ppt compared to Q2 FY13, at 17.8%. This is primarily driven by favourable product mix, i.e. new Range Rover and Jaguar F-TYPE and a favourable market mix.

PBT has increased by £237 million, from £431 million to £668 million in the quarter. This primarily reflects the increase in EBITDA, partially offset by £97 million of additional depreciation and amortisation, reflecting the new vehicles launched since Q2 FY13.

Net Income

Net Income for the quarter was £507 million (Q2 FY13: £305 million), with income tax expense for the quarter of £161 million, up from £126 million in Q2 FY13.

The effective tax rate has fallen to 24% this Quarter, from 29% in Q2 FY13. The decrease is a one-off benefit recognising a 3% reduction in future UK corporation tax rates in the quarter. This benefit is partially offset by the impact of the UK new R&D tax regime. The new R&D credit regime provides a pre-tax benefit to the business rather than a reduction in corporation tax.

Performance in key geographical markets on retail basis

	Q2 FY14	Q2 FY13	Change (%)
UK	20,201	18,115	12%
North America	18,617	14,820	26%
Europe	16,426	16,025	3%
China	24,351	17,152	42%
Asia Pacific	5,495	4,059	35%
All other markets	17,554	14,578	20%

Total JLR	102,644	84,749	21%

The global economy has seen a bumpy ride over the last half year, with the continued recovery from the global financial crisis leaving economies split into three groups, with some economies showing signs of stronger growth, some growing but more slowly and some regions still struggling. Jaguar Land Rover has matched or outperformed the passenger car market in all three groups.

In the first group are the economies of the United States and United Kingdom, where the recovery has been firmly underway and gained momentum between April and September. Economic growth in these markets has picked up speed, as labour market conditions have improved and consumer spending accelerated. Similarly in China, growth has remained robust, supported in part by government initiatives.

The passenger car markets in the US, UK and China have expanded by 11.3%*, 12.6% and 12.4% respectively between April and September compared to the same period the year before. (*April to August in the US.) JLR has gained market share in all three markets.

Among the slower growing economies are many of the emerging markets that comprise our Asia Pacific and Overseas regions. Although the reasons for these economies slowing are largely country-specific, economic performance has been negatively affected by the fallout from the US Federal Reserve’s announcement in May that it would likely reduce the size of its asset purchasing program later in the year. Emerging market exchange rates depreciated sharply between May and September and their stock markets plunged. Many central banks increased interest rates to stem capital outflows, in the process increasing the cost of credit and of servicing large consumer debts. The net effect was a reduction in demand and a slowdown in the pace of economic growth in these economies.

Auto markets were not immune. Compared to a year earlier, between April and September passenger car sales dropped by (4.7%) in Brazil, (5.3%) in India and (9.3%) in Russia. In South Africa sales growth slowed to 4.3% from 6.6% in the preceding six months. However, for our Overseas region which includes these four markets, JLR vehicle sales increased 20% YoY.

Performance in the Asia Pacific market is dominated by Japan, where passenger car sales are more than twice the combined total for South Korea and Australia. Total passenger car sales in Japan slipped 2.8% YoY between April and September, due largely to the positive effects of the eco-car subsidy on vehicle sales in 2012. Australia saw total passenger car sales growth slow to 3.4% YoY as the mining boom started to fade and economic growth softened. JLR performance across the region was again much stronger than the market: sales increased by 35% compared to 2012.

Meanwhile, the European economy continues to struggle overall. Germany has been the strongest performer in the Euro Area with GDP growth bouncing back, but France has struggled to recover, while much of the periphery, and the Netherlands, has remained mired in recession. That said, the recession has started to bottom out and conditions in many countries have stopped deteriorating although the debt crisis remains unresolved and could re-emerge.

In the big four European countries the passenger car market saw the rate of decline soften to just (3.3%) YoY for the six months to September, the slowest pace of contraction in two years. Only in Spain did total car sales actually increase and this was the result of a government scrappage incentive scheme. Despite this difficult backdrop, JLR retails sales grew 3% YoY in Europe, driven by strong from both brands.

Overall, an improving economic backdrop in three of our main regions supported the continued growth of the business.

Business risks and mitigating factors

As discussed on pages 94-102, and elsewhere, of the Annual Report 2012-13 of the Company, Jaguar Land Rover is exposed to various business risks including the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of Q2 FY14, Jaguar Land Rover employed 27,948 people worldwide including agency personnel (Q2 FY13: 23,879). Approximately 1,000 of the people employed are in overseas markets.

Cash flow

Net cash provided by operating activities was £1,111 million in the 6 months compared to £1,010 million during H1 FY13.

Net cash used in investing activities was £917 million in the 6 months (H1 FY13: £1,164 million). Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) totalled £1,103 million, compared to £821 million in H1 FY13. The capital expenditure on tangible and intangible assets was offset partially by £105 million reduction in bank deposits with a maturity of over 3 months which are classified as investments, compared to a £375 million increase in such deposits in H1 FY13. The Company’s capital expenditure on tangible assets relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products.

Cash used in financing activities was £237 million in the 6 months compared to cash used of £475 million in H1 FY13. Cash used in financing activities includes a dividend paid to Tata Motors of £150  million in both the current and prior period.

Liquidity and capital resources

As at 30 September 2013, the Company had cash and cash equivalents of £2,029 million and bank deposits with a greater than 3 month maturity of £670 million. The total amount of cash and cash equivalents includes an amount of £701 million in subsidiaries of Jaguar Land Rover outside the United Kingdom. A portion of this amount is subject to constraints in certain countries which restrict or impede the ability of the Company’s subsidiaries in those countries to transfer cash across the group other than through annual dividends.

In addition, the Company had a £1,250 million undrawn committed credit facility with £938 million maturing in July 2018 and the balance maturing in July 2016 as well as £83m of undrawn shorter-term committed credit facilities.

Borrowings

The following table shows details of the Company’s financing arrangements as at 30 September 2013.

Facility	Facility amount	Maturity	Outstanding as at 30 September 2013	Undrawn as at 30 September 2013
	£ in millions		£ in millions	£ in millions
Committed
£500m Senior Notes 8.125%	500	2018	500	—
£500m Senior Notes 8.25%	500	2020	500	—
$410m Senior Notes 7.75%	254	2018	254	—
$410m Senior Notes 8.125%	254	2021	254	—
$500m Senior Notes 5.625%	310	2023	310
Revolving 3 & 5 year credit facilities	1,250	2016-18	—	1,250
Other financing loans	62	2014	62	—
Receivables factoring facilities	277	2013-14	194	83

Subtotal	3,407		2,074	1,333

Uncommitted
Receivables factoring facilities	124	—	—	124
Other facilities	71	—	71	—

Subtotal	195		71	124

Capitalized costs	—	—	(28)	—

Total	3,602	—	2,117	1,457

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than commitments disclosed in the condensed consolidated interim financial statements.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer
Cyrus P Mistry	Chairman and Director	2012
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012
Chandrasekaren Ramakrishnan	Director	2012

Condensed Consolidated Income Statement

For the three months ended 30 September 2013 (unaudited)

		Three months ended 30 September 2013 (unaudited)			Three months ended 30 September 2012 (unaudited)
	Note	Trading result £m	Non-operating result £m	Total £m	Trading result £m	Non-operating result £m	Total £m
Revenue		4,612	—	4,612	3,288	—	3,288
Material and other cost of sales		(2,827)	—	(2,827)	(2,072)	—	(2,072)
Employee cost		(390)	—	(390)	(314)	—	(314)
Other expenses		(937)	—	(937)	(692)	—	(692)
Net impact of commodity derivatives		—	10	10	—	7	7
Development costs capitalised	2	259	—	259	218	—	218
Other income		96	—	96	51	—	51
Depreciation and amortisation		(216)	—	(216)	(119)	—	(119)
Foreign exchange loss	3	47	—	47	4	—	4
MTM on derivatives not hedge accounted	3	—	26	26	—	63	63
Finance income	4	9	—	9	8	—	8
Finance expense (net)	4	(13)	—	(13)	(11)	—	(11)
Share of loss from joint venture		(8)	—	(8)	—	—	—

Net income before tax		632	36	668	361	70	431
Income tax expense		(156)	(5)	(161)	(109)	(17)	(126)

Net income attributable to shareholders		476	31	507	252	53	305

Condensed Consolidated Income Statement

For the six months ended 30 September 2013 (unaudited)

		Six months ended 30 September 2013 (unaudited)			Six months ended 30 September 2012 (unaudited)
	Note	Trading result £m	Non- operating result £m	Total £m	Trading result £m	Non- operating result £m	Total £m
Revenue		8,709	—	8,709	6,927	—	6,927
Material and other cost of sales		(5,317)	—	(5,317)	(4,425)	—	(4,425)
Employee cost		(751)	—	(751)	(615)	—	(615)
Other expenses		(1,744)	—	(1,744)	(1,367)	—	(1,367)
Net impact of commodity derivatives		—	(9)	(9)	—	—	—
Development costs capitalised	2	501	—	501	433	—	433
Other income		109	—	109	60	—	60
Depreciation and amortisation		(418)	—	(418)	(240)	—	(240)
Foreign exchange loss	3	5	—	5	(9)	—	(9)
MTM on derivatives not hedge accounted	3	—	38	38	—	8	8
Finance income	4	18	—	18	16	—	16
Finance expense (net)	4	(46)	—	(46)	(25)	—	(25)
Share of loss from joint venture		(12)	—	(12)	—	—	—

Net income before tax		1,054	29	1,083	755	8	763
Income tax expense		(265)	(7)	(272)	(220)	(2)	(222)

Net income attributable to shareholders		789	22	811	535	6	541

Condensed Consolidated Statement of Comprehensive Income

	Three months ended 30 September 2013 (unaudited) £m	Three months ended 30 September 2012 (unaudited) £m	Six months ended 30 September 2013 (unaudited) £m	Six months ended 30 September 2012 (unaudited) £m
Net income	507	305	811	541
Other comprehensive income:
Cash flow hedges: effective portion of change in fair value of derivative instruments	657	353	817	277
Cash flow hedges: recognised in foreign exchange in the consolidated statement of comprehensive income	(1)	(27)	(47)	(48)
Actuarial losses	(160)	(16)	(278)	(24)

Total comprehensive income before tax impact	1,003	615	1,303	746
Taxation impact	(138)	(79)	(137)	(54)

Total comprehensive income for the period attributable to shareholders	865	536	1,166	692

Condensed Consolidated Balance Sheet

	Note	30 September 2013 £m (unaudited)	31 March 2013 £m (audited)
Non-current assets
Equity accounted investees		48	60
Other financial assets		468	195
Property, plant and equipment		2,708	2,335
Intangible assets		3,854	3,522
Other assets		10	8
Deferred income taxes		279	508

Total non-current assets		7,367	6,628

Current assets
Cash and cash equivalents		2,029	2,072
Short term deposits		670	775
Trade receivables		817	927
Other financial assets	6	346	176
Inventories	7	2,084	1,794
Other current assets	8	123	435
Current income tax assets		26	30

Total current assets		6,095	6,209

Total assets		13,462	12,837

Current liabilities
Accounts payable		4,088	4,227
Short term borrowings	14	327	328
Other financial liabilities	11	273	433
Provisions	12	370	335
Other current liabilities	13	328	482
Current income tax liabilities		74	192

Total current liabilities		5,460	5,997

Non-current liabilities
Long term debt	14	1,790	1,839
Other financial liabilities	11	72	227
Deferred tax		106	86
Other liabilities		52	24
Provisions	12	1,427	1,125

Total non-current liabilities		3,447	3,301

Total liabilities		8,907	9,298

Condensed Consolidated Balance Sheet (continued)

	Note	30 September 2013 £m (unaudited)	31 March 2013 £m (audited)
Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	15	2,887	1,871

Equity attributable to shareholders		4,555	3,539

Total liabilities and equity		13,462	12,837

These condensed consolidated interim financial statements were approved by the board of directors.

Company registered number: 6477691

Condensed Consolidated Statement of Changes in Equity

	Ordinary shares £m	Capital redemption reserve £m	Reserves £m	Total Equity £m
Balance at 31 March 2013 (audited)	1,501	167	1,871	3,539
Income for the period	—	—	811	811
Other comprehensive income for the period	—	—	355	355

Total comprehensive income	—	—	1,166	1,166
Dividend paid	—	—	(150)	(150)

Balance at 30 September 2013 (unaudited)	1,501	167	2,887	4,555

	Ordinary shares £m	Capital redemption reserve £m	Reserves £m	Total Equity £m
Balance at 31 March 2012 (audited)	1,501	167	1,257	2,925
Income for the period	—	—	541	541
Other comprehensive income for the period	—	—	151	151

Total comprehensive income	—	—	692	692
Dividend paid	—	—	(150)	(150)

Balance at 30 September 2012 (unaudited)	1,501	167	1,799	3,467

Condensed Consolidated Cash Flow Statement

	Six months ended 30 September 2013 (unaudited) £m	Six months ended 30 September 2012 (unaudited) £m
Cash flows from operating activities
Net income attributable to shareholders	811	541
Adjustments for:
Depreciation and amortisation	418	240
Loss on sale of assets	—	1
Foreign exchange (gain)/loss on loans	(52)	(8)
Income tax expense	272	222
Gain on embedded derivative	3	—
Finance expense (net of capitalised interest)	43	25
Finance income	(18)	(16)
Foreign exchange (gain)/loss on derivatives	(38)	(8)
Loss received from associates	12	—

Cash flows from operating activities before changes in assets and liabilities	1,451	997
Trade receivables	110	116
Other financial assets	283	(26)
Other current assets	312	150
Inventories	(290)	(157)
Other non-current assets	(4)	(2)
Accounts payable	(132)	(18)
Other current liabilities	(153)	(20)
Other financial liabilities	(285)	8
Other non-current liabilities	41	5
Provisions	44	114

Cash generated from operations	1,377	1,167
Income tax paid	(266)	(157)

Net cash from operating activities	1,111	1,010

Cash flows used in investing activities
Investment in associate	—	(1)
Movements in other restricted deposits	61	19
Investment in short term deposits	105	(375)
Purchases of property, plant and equipment	(570)	(350)
Cash paid for intangible assets	(533)	(471)
Finance income received	20	14

Net cash used in investing activities	(917)	(1,164)

Condensed Consolidated Cash Flow Statement (continued)

	Six months ended 30 September 2013 (unaudited) £m	Six months ended 30 September 2012 (unaudited) £m
Cash flows from financing activities
Finance expenses and fees paid	(84)	(92)
Proceeds from issuance of short term debt	101	4
Repayment of short term debt	(101)	(235)
Payments of lease liabilities	(3)	(2)
Dividends paid	(150)	(150)

Net cash used in financing activities	(237)	(475)

Net change in cash and cash equivalents	(43)	(629)
Cash and cash equivalents at beginning of period	2,072	2,430

Cash and cash equivalents at end of period	2,029	1,801

Notes (forming part of the condensed interim financial statements)

1	Accounting policies

Basis of preparation

The information for the six months ended 30 September 2013 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive PLC have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as IFRS as adopted by the European Union (‘EU’). There were no difference between these accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on historical cost basis except for certain financial instruments held at fair value.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2013, which were prepared in accordance with IFRS as adopted by the EU. There were no difference between those accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibility section of the group’s annual report for the year ended 31 March 2013.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2013, as described in those financial statements.

Notes (continued)

2	Research and development

	Three months ended 30 September 2013 (unaudited) £m	Three months ended 30 September 2012 (unaudited) £m	Six months ended 30 September 2013 (unaudited) £m	Six months ended 30 September 2012 (unaudited) £m
Total R&D costs	321	269	613	531
R&D expensed	(62)	(51)	(112)	(98)

Development costs capitalised	259	218	501	433
Interest capitalised	22	32	47	60
R&D tax credit	(23)	—	(23)	—

Total internally developed intangible additions	258	250	525	493

3	Foreign exchange

	Three months ended 30 September 2013 (unaudited) £m	Three months ended 30 September 2012 (unaudited) £m	Six months ended 30 September 2013 (unaudited) £m	Six months ended 30 September 2012 (unaudited) £m
Trading foreign exchange loss	(2)	(17)	(47)	(16)
Foreign exchange gain on foreign currency denominated borrowings	49	21	52	7

Foreign exchange before mark to market	47	4	5	(9)
Gain on mark to market of foreign exchange derivative instruments not designated in hedge relationship	26	63	38	8

Total foreign exchange gain / (loss)	73	67	43	(1)

Mark to market on foreign exchange derivative instruments represents economic hedges. These instruments, however do not meet the criteria for hedge accounting under IFRS.

Notes (continued)

4	Finance income and expense

Recognised in net income

	Three months ended 30 September 2013 (unaudited) £m	Three months ended 30 September 2012 (unaudited) £m	Six months ended 30 September 2013 (unaudited) £m	Six months ended 30 September 2012 (unaudited) £m
Finance income	9	8	18	16

Total finance income	9	8	18	16

Total interest expense on financial liabilities measured at amortised cost	(53)	(43)	(99)	(84)
Unwind of discount on provisions	4	—	4	(1)
Interest capitalised	27	32	52	60

Finance expense	(22)	(11)	(43)	(25)

Embedded derivative value movement	9	—	(3)	—
Total finance expense (net)	(13)	(11)	(46)	(25)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 7.5% (six months to 30 September 2012: 8.1%)

5	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	30 September 2013 (unaudited) £m	31 March 2013 (audited) £m
At beginning of period	10	13
Allowance made during the period	—	(1)
Written off	—	(2)

At end of period	10	10

Notes (continued)

6	Other financial assets – current

	30 September 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
Advances and other receivables recoverable in cash	9	24
Derivative financial instruments	252	31
Restricted cash	68	110
Other	17	11

	346	176

7	Inventories

	30 September 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
Raw materials and consumables	68	51
Work in progress	229	197
Finished goods	1,787	1,546

	2,084	1,794

8	Other current assets

	30 September 2013	31 March 2013
	(unaudited)	(audited)
	£m	£m
Recoverable VAT	64	378
Prepaid expenses	59	57

	123	435

9	Taxation

Recognised in the income statement

The income tax for the 3 and 6 month periods are charged at the best estimate of the effective annual rate expected to apply for the full year at each subsidiary undertaking.

Notes (continued)

10	Capital expenditure

Capital expenditure in the period was £558 million (6 month period to 30 September 2012: £570 million) on fixed assets and £588 million (6 month period to 30 September 2012: £531 million) was capitalised as intangible engineering assets (excluding the R&D tax credit). There were no impairments, material disposals or changes in use of assets.

11	Other financial liabilities

	30 September 2013 (unaudited) £m	31 March 2013 (audited) £m
Current
Finance lease obligations	5	5
Interest accrued	40	39
Financial instruments	48	206
Liability for vehicles sold under a repurchase arrangement	180	183

	273	433

Non-current
Finance lease obligations	16	18
Other payables	—	1
Long term derivatives	56	208

	72	227

12	Provisions

	30 September 2013 (unaudited) £m	31 March 2013 (audited) £m
Current
Product warranty	352	317
Product liability	16	16
Provisions for residual risk	2	2
Other employee benefits obligations	—	—

Total current	370	335

Non-current
Defined benefit obligations	946	658
Other employee benefits obligations	6	7
Product warranty	439	425
Provision for residual risk	14	13
Provision for environmental liability	22	22

Total non-current	1,427	1,125

Notes (continued)

12	Provisions (continued)

Product warranty

	30 September 2013 (unaudited) £m	31 March 2013 (audited) £m
Opening balance	742	569
Provision made during the period	242	462
Provision used during the period	(189)	(287)
Impact of discounting	(4)	(2)

Closing balance	791	742

Product liability

	30 September 2013 (unaudited) £m	31 March 2013 (audited) £m
Opening balance	16	16
Provision made during the period	1	6
Provision used during the period	(1)	(6)

Closing balance	16	16

Residual risk

	30 September 2013 (unaudited) £m	31 March 2013 (audited) £m
Opening balance	15	16
Provision made during the period	3	—
Provision used during the period	(2)	(1)

Closing balance	16	15

Environmental liability

	30 September 2013 (unaudited) £m	31 March 2013 (audited) £m
Opening balance	22	20
Provision made during the period	1	3
Provision used during the period	(1)	(1)

Closing balance	22	22

Notes (continued)

12	Provisions (continued)

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year and up to five years after purchase, dependent on the market in which the purchase occurred.

Product liability provision

A product liability provision is maintained in respect of known litigation which the group is party to. In the main these claims pertain to motor accident claims and consumer complaints.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

13	Other current liabilities

	30 September 2013 (unaudited) £m	31 March 2013 (audited) £m
Current
Liabilities for advances received	244	185
VAT	57	261
Others	27	36

	328	482

Notes (continued)

14	Interest bearing loans and borrowings

	30 September 2013 (unaudited) £m	31 March 2013 (audited) £m
EURO MTF listed bond	1,790	1,839
Loans from banks	327	328
Finance lease liabilities	21	23

	2,138	2,190
Less:
Current bank loan	(327)	(328)

Total short term borrowings	(327)	(328)
Current portion of finance lease liabilities	(5)	(5)

Long term debt	1,806	1,857

Presented as long term debt	1,790	1,839
Presented as long term finance leases in non-current other financial liabilities	16	18

Notes (continued)

15	Other reserves

The movement of reserves and accumulated deficit is as follows:

	Translation reserve £m	Hedging reserve £m	Pension reserve £m	Profit & loss reserve £m	Total reserves £m
Balance at 1 April 2013	(383)	(197)	(800)	3,251	1,871
Net profit for the period	—	—	—	811	811
Foreign currency translation	—	—	—	—	—
Movements in employee benefit plan	—	—	(278)	—	(278)
Cash flow hedges booked in equity	—	817	—	—	817
Cash flow hedges moved from equity and recognised in the income statement	—	(47)	—	—	(47)
Tax recorded in other comprehensive income	—	(171)	24	—	(147)
Tax impact of items reclassified from other comprehensive income	—	10	—	—	10
Dividend paid	—	—	—	(150)	(150)

Balance at 30 September 2013	(383)	412	(1,054)	3,912	2,887

Notes (continued)

15	Other reserves (continued)

	Translation reserve £m	Hedging reserve £m	Pension reserve £m	Profit & loss reserve £m	Total reserves £m
Balance at 1 April 2012	(383)	(20)	(526)	2,186	1,257
Net profit for the year	—	—	—	236	236
Movements in employee benefit plan	—	—	(7)	—	(7)
Cash flow hedges booked in equity	—	(118)	—	—	(118)
Cash flow hedges moved from equity and recognised in the income statement	—	21	—	—	21
Tax recorded in other comprehensive income	—	28		—	28
Tax impact of items reclassified from other comprehensive income	—	(5)	2	—	(3)
Dividend paid	—	—	—		—

Balance at 31 March 2013	(383)	(94)	(531)	2,422	1,414

16	Dividends

During the quarter ended 30 September 2013 no ordinary share dividend was proposed and paid (quarter ended 30 September 2012: £150 million).

During the six months ended 30 September 2013 an ordinary share dividend of £150 million was proposed and paid (six months ended 30 September 2012: £150 million).

Notes (continued)

17	Employee benefits

Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited (previously Land Rover), have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, UK and overseas subsidiaries which operate defined benefit pension plans.

Change in net pension liability

	Six months ended 30 September 2013 (unaudited) £m	Year ended 31 March 2013 (audited) £m
Net pension liability at beginning of the period	(658)	(325)
Service cost	(88)	(118)
Interest cost	(131)	(253)
Actuarial loss	(276)	(462)
Expected return on assets	119	223
Employer contributions and other changes	90	168
Prior service costs	—	(6)
Change in restriction on asset and onerous obligation	(2)	115

Defined benefit obligation, at end of period	(946)	(658)

Amount recognised in the balance sheet consists of

	30 September 2013 (unaudited) £m	31 March 2013 (audited) £m
Present value of defined benefit obligations	(5,969)	(6,022)
Fair value of plan assets	5,026	5,365
Restriction on asset and onerous obligation	(3)	(1)

Net liability	(946)	(658)

Non-current assets	—	—
Non-current liabilities	(946)	(658)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	30 September 2013%	31 March 2013%
Discount rate	5.0	4.4
Rate of increase in compensation level of covered employees	4.0	3.9
Inflation increase	3.0	3.4
Expected rate of return on plan assets	5.0	4.7

Notes (continued)

17	Employee benefits (Continued)

For the valuation at 30 September 2013 and 31 March 2013, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115% has been used for the Jaguar Pension Plan, 110% for the Land Rover Pension Scheme, and 90% for males and 115% for females for Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2012) projections and an allowance for long term improvements of 1.25% per annum.

IAS 19 (revised 2011) have impacted the accounting for the Group’s defined benefit schemes, by replacing the interest cost and expected return on plan assets with a net interest charge on the net defined benefit liability. The impact of retrospectively applying the accounting changes is not considered to have a material impact on the Group’s Financial Statements and so the prior year results have not been restated. If the changes were applied retrospectively as at 31 March 2013, the Group’s profit before tax would have decreased by £1 million.

18	Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £22 million (31 March 2013: £16 million) against the company which management have not recognised as they are not considered probable. The majority of these claims pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers.

Other claims

The Group had no significant tax matters in dispute as at 30 September 2013 or 31 March 2013.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £455 million (31 March 2013: £288 million) and £Nil (31 March 2013: £Nil) relating to the acquisition of intangible assets.

The group has entered into various contracts with vendors and contractors which include obligations aggregating £824 million (31 March 2013: £887 million) to purchase minimum or fixed quantities of material.

Inventory of £Nil (31 March 2013: £Nil) and trade receivables with a carrying amount of £211 million (31 March 2013: £242 million) and property, plant and equipment with a carrying amount of £Nil (31 March 2013: £Nil) and restricted cash with a carrying amount of £68 million (31 March 2013: £110 million) are pledged as collateral/security against the borrowings and commitments.

There are guarantees provided in the ordinary course of business of £1 million (31 March 2013: £Nil).

Notes (continued)

19	Capital management

The Company’s objectives for managing capital are to create value for shareholders, to safeguard business continuity and support the growth of the Company.

The Company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. The Company’s policy is aimed at a combination of short-term and long-term borrowings.

The Company monitors the capital structure on the basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the Company.

Total debt includes all long and short-term debts as disclosed in note 14 to the financial statements. Equity comprises all reserves.

The following table summarises the capital of the Company:

	30 September 2013 (unaudited) £m	31 March 2013 (unaudited) £m
Equity	4,555	3,539
Short term debt	332	333
Long term debt	1,806	1,857

Total debt	2,138	2,190

Total capital (debt and equity)	6,693	5,729

20	Related party transactions

The Company’s related parties principally consist of Tata Sons Limited, subsidiaries of Tata Sons Limited, associates and joint ventures of Tata Sons Limited (including Tata Motors Limited). The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for the sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances included in the consolidated condensed interim financial statements.

Notes (continued)

20	Related party transactions (continued)

	Six months ended 30 September 2013		Six months ended 30 September 2012
	With associates and joint ventures (unaudited) £m	With immediate or ultimate parent (unaudited) £m	With associates and joint ventures (unaudited) £m	With immediate or ultimate parent (unaudited) £m
Sale of products	—	24	31	—
Services received	54	1	43	—
Services rendered	3	—	—	—

	30 September 2013		30 September 2012
	With associates and joint ventures (unaudited) £m	With immediate or ultimate parent (unaudited) £m	With associates and joint ventures (unaudited) £m	With immediate or ultimate parent (unaudited) £m
Trade and other receivables	17	2	1	—
Accounts payable	20	—	14	—
Dividend paid	—	150	—	150

Compensation of key management personnel

	Six months ended 30 September 2013 (unaudited) £m	Six months ended 30 September 2012 (unaudited) £m
Key management personnel remuneration	7	5

Jaguar Land Rover Automotive plc

Abbey Road

Whitley

Coventry

CV3 4LF

Jaguar Land Rover results under IFRS for

the quarter ended 30 September 2013

8 November 2013

Disclaimer

Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward -looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.

Q2 FY14 represents the 3 month period from 1 July 2013 to 30 September 2013

Q2 FY13 represents the 3 month period from 1 July 2012 to 30 September 2012

Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU

2

Participants

Kenneth Gregor C. Ramakrishnan

CFO Jaguar Land Rover CFO Tata Motors

Bennett Birgbauer

Treasurer Jaguar Land Rover

3

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

4

Q2 FY14 financial highlights

Record sales, revenue and profits

Retail volumes 102,000 for the quarter, up 19% from prior year. Revenue £4.6bn, up £1.3bn on the same quarter in the prior year

EBITDA £823m, up £337m with EBITDA margin of 17.8%, up 3ppt from Q2 FY13

PBT of £668m, up £237m on the prior year

Free cash flow of £430m after investment of £595m, before financing costs

Cash and financial deposits £2.7bn and undrawn long-term committed bank lines £1.3bn

5

Key financial metrics – Q2

Key metrics—IFRS

Quarter ended 30 September 6 months ended 30 September

(£ millions, unless stated) 2013 2012 Change 2013 2012 Change

Retail volumes (‘000 units) 103 85 18 197 171 26

Wholesale volumes (‘000 units) 102 84 18 193 161 32

Revenues (IFRS) 4,612 3,288 1,324 8,709 6,927 1,782

EBITDA 823 486 337 1,498 1,013 485

EBITDA % 17.8% 14.8% 3.0 ppt 17.2% 14.6% 2.6 ppt

Profit before tax 668 431 237 1,083 763 320

Profit after tax 507 305 202 811 541 270

Free cash flow (1) 430 115 315 89 221(132)

Cash (2) 2,699 2,176 523 2,699 2,176 523

1 Cash from operating activities after investing activities (excluding investments in financial deposits) 6

2 Includes cash and cash equivalents and financial deposits

Strong overall performance

Land Rover retail volume up 11k units (15%) – primarily reflects new Range Rover and Evoque sales growth Jaguar retail volume up 7k units (56%) – reflecting launch of new F-TYPE, XF Sportbrake and new all-wheel drive and smaller engine options for XF and XJ

EBITDA of £823m (margin of 17.8%), up £337m (up 3ppt) from Q2 FY13, reflecting:

wholesale volume increase

richer product mix supported by launch of new Range Rover Sport, new Range Rover and Jaguar F-TYPE

richer geographic mix, with increased volumes in emerging markets includes £79m of local incentives

PBT of £668m, up £237m due to higher EBITDA, partially offset by higher depreciation and amortisation as well as higher finance expense net of more favourable fx revaluation

PAT of £507m reflects an effective tax rate of 24% due to change in UK tax rates in Q2

7

Quarterly retail volumes by carline

Jaguar – Q2 FY14 vs Q2 FY13 Land Rover – Q2 FY14 vs Q2 FY13

Up 15%

83

72 8

6 10

4

14

31 New Range

Rover Sport

24 Range Rover

Up 56% Range Rover

Sport

20 XK 12 Range Rover

11 Evoque

13 3 F-TYPE Discovery

5 XJ

14 Freelander

3 XF 12

12 Defender

8 4 4

Q2 FY13 Q2 FY14 Q2 FY13 Q2 FY14

Quarterly retail volumes by geography

UK North America China

Up 12% Up 26% Up 42%

24

20

18 19 17

15

20

14 16 14

12 16

4 5 3 5 1 5

Q2 FY13 Q2 FY14 Q2 FY13 Q2 FY14 Q2 FY13 Q2 FY14

Europe Asia Pacific All other markets

Up 3% Up 35% Up 20%

16 16 18

15

14 14 5 16

4 13

3 4

2 3 1 1 1 2

Q2 FY13 Q2 FY14 Q2 FY13 Q2 FY14 Q2 FY13 Q2 FY14

Land Rover Jaguar

Q2 FY14

All other UK

markets 19.7%

(ROW)

Asia 17.1%

Pacific

5.4%

Europe North

(ex. America

Russia) 18.1%

16.0%

China

23.7%

102,644 units

Q2 FY13

All other

markets UK

(ROW) 21.4%

Asia 17.2%

Pacific

4.8%

Europe North

(ex. America

Russia) 17.5%

18.9%

China

20.2%

84,749 units

Income statement

Consolidated income statement—IFRS

Quarter ended 30 September 6 months ended 30 September

(£ millions, unless stated) 2013 2012 Change 2013 2012 Change

Revenues 4,612 3,288 1,324 8,709 6,927 1,782

Material cost of sales(2,827)(2,072)(755)(5,317)(4,425)(892)

Employee costs(390)(314)(76)(751)(615)(136)

Other expenses(831)(634)(197)(1,644)(1,307)(337)

Product development costs capitalised 259 218 41 501 433 68

EBITDA 823 486 337 1,498 1,013 485

Depreciation and amortisation(216)(119)(97)(418)(240)(178)

Foreign exch. gain/(loss) (net) (1) 73 67 6 43(1) 44

Net finance income / (expense) (2)(12)(3)(9)(40)(9)(31)

Profit before tax 668 431 237 1,083 763 320

Income tax expense(161)(126)(35)(272)(222)(50)

Profit after tax 507 305 202 811 541 270

1. Includes mark to market of hedging instruments and revaluation of loans and other balance sheet items 10

2. Includes £(9)m start-up costs in China JV and £9m unrealised gain on bond call options for the quarter

High levels of investment and strong liquidity

Consolidated cash flow—IFRS

Quarter ended 30 September 6 months ended 30 September

(£ millions, unless stated) 2013 2012 Change 2013 2012 Change

Cash from operating activities 823 472 351 1,451 997 454

Working capital changes 241 99 142(74) 170(244)

Tax paid(69)(47)(22)(266)(157)(109)

Cash flow from operations 995 524 471 1,111 1,010 101

Investment in fixed and intangible assets(595)(444)(151)(1,103)(821)(282)

Other (including finance income) 30 35(5) 81 32 49

Free cash flow (before financing) 430 115 315 89 221(132)

Investment in financial deposits 140(200) 340 105(375) 480

Changes in debt 92(89) 181(3)(233) 230

Dividend paid -(150) 150(150)(150) -

Finance expenses and fees(38)(32)(6)(84)(92) 8

Net change in cash & cash equivalents 624(356) 980(43)(629) 586

11

Strong financing structure

Key financial indicators—IFRS

(£ millions, unless stated) 30 September 2013 30 September 2012 Change

Cash and cash equivalents 2,029 1,801 228

Financial deposits 670 375 295

Cash and financial deposits 2,699 2,176 523

Long term undrawn credit facilities 1,250 795 455

Other undrawn committed facilities 83 232(149)

Total liquidity 4,032 3,203 829

Total equity 4,555 3,465 1,090

Total debt(2,117)(1,739)(378)

Net cash 582 437 145

Total debt / annualised EBITDA 0.8 x 0.8 x(0.0) x

Total debt/equity 0.5 x 0.5 x 0.0 x

12

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

13

New model range

Jaguar C-X17 Sports Crossover concept

£1.5bn investment in a new lightweight aluminium architecture for future Jaguar products

1st product will be a smaller sedan for sale in 2015, the first aluminium monocoque in the segment

Using engines from our new engine facility, Jaguar will be able to offer vehicles with top speeds over 186mph and emissions of less than 100g/km

14

Other developments

Launch of premiumworld’sdieselfirstSUV hybrids; Range Rover and Range Rover Sport

Jaguar Land Rover was named Responsible Business of the Year by Business in the

Community

Jaguar Land Rover is lead partner and will invest £50 million in the National Automotive

Innovation campus with Warwick University to create a large-scale collaborative research centre

Moody’s ratingto Ba2 followingupgradea similar upgrade from S&P in Q1

15

Summary

Strong performance in the first half

In the 2013/14 fiscal year, continued focus is on:

continuing to build sales momentum with the new Range Rover, Jaguar XF Sportbrake and Jaguar F-TYPE

successfully launching the new Range Rover Sport and other new derivatives continuing to invest in more new products and new technologies to meet consumer and regulatory requirements and build manufacturing capacity in the UK and internationally continuing to monitor economic and sales trends closely to balance sales and production continuing to generate strong operating cash flows to support investment in the region of £2.75bn in FY14

16

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

17

Q & A

Additional slides

6 month retail volumes by carline

Jaguar – 6 months FY14 vs 6 months FY13 Land Rover – 6 months FY14 vs 6 months FY13

Up 11%

160

144 8

13 21

15

27

New Range

58 Rover Sport

51 Range Rover

Range Rover

Up 42% Sport

Range Rover

37 XK 22 23 Discovery Evoque

26 2 F-TYPE Freelander

5

2 10 XJ 24 27 Defender

8 XF

17 22 7 8

6 months FY13 6 months FY14

6 months FY13 6 months FY14

6 month retail volumes by geography

UK North America China

Up 12% Up 18% Up 26%

45

37 35 36

33 30

36

28 25

25 23 32

7 8 7 10 4 8

6 months 6 months 6 months 6 months 6 months 6 months

FY13 FY14 FY13 FY14 FY13 FY14

Europe Asia Pacific All other markets

Up 3% Up 36% Up 16%

35 36 34

29

31 31 11 30

8 27

6 9

5 5 2 2 3 4

6 months 6 months 6 months 6 months 6 months 6 months

FY13 FY14 FY13 FY14 FY13 FY14

Land Rover Jaguar

6 month FY14

All other

UK

markets

18.5%

(ROW)

Asia 17.2%

Pacific

5.5%

North

Europe

America

(ex.

17.6%

Russia)

18.4%

China

22.7%

197,363 units

6 month FY13

All other

UK

markets

19.1%

Asia (ROW)

Pacific 17.2%

4.7%

North

Europe

America

(ex.

17.4%

Russia)

20.8%

China

20.9%

170,507 units

Quarterly wholesale volumes by carline

Jaguar – Q2 FY14 vs Q2 FY13 Land Rover – Q2 FY14 vs Q2 FY13

Up 23%

83

13

68

4 9

1

15

New Range

30 Rover Sport

Range Rover

Up 92% 23

Range Rover

Sport

19 XK 12 Evoque Range Rover

1 F-Type 11 Discovery

10 3 XJ

4 13 Freelander

2 1 XF 10

11 Defender

7 4 4

Q2 FY13 Q2 FY14 Q2 FY13 Q2 FY14

Quarterly wholesale volumes by geography

UK North America China

Up 21% Up 24% Up 62%

27

19

15 16 16

13 22

14

12

12 15

11

3 5 2 4 5

1

Q2 FY13 Q2 FY14 Q2 FY13 Q2 FY14 Q2 FY13 Q2 FY14

Europe Asia Pacific All other markets

Up20% Up 24% Up 30%

18 18

15 14

15 16

13 4 5 13

3 4

1 2 1 1 1 2

Q2 FY13 Q2 FY14 Q2 FY13 Q2 FY14 Q2 FY13 Q2 FY14

Land Rover Jaguar

Q2 FY14

All other markets UK

18.2% (ROW)

Asia 17.8%

Pacific

4.8% North

Europe America

(ex. 16.0%

Russia)

17.2%

China

26.0%

101,931 units

Q2 FY13

All other UK

markets 19.8%

(ROW)

Asia 18.0%

Pacific

5.1%

North

Europe America

(ex. 17.0%

Russia)

18.9%

China

21.1%

77,442 units

6 month wholesale volumes by carline

Jaguar – 6 months FY14 vs 6 months FY13

Up 73%

37 XK

1 F-Type

22 6

9 XJ

2

6 XF

21

14

6 months FY13 6 months FY14

Land Rover – 6 months FY14 vs 6 months FY13

Up 11% 155

139 13

12 20

8 27

57 New Range

51 Rover Sport Range Rover

Range Rover

Sport

24 Range Rover

21 Evoque Discovery

22 27 Freelander

Defender

7 8

6 months FY13 6 months FY14

6 month wholesale volumes by geography

UK North America China

Up 23% Up 11% Up 31%

46

35 35

31

28 28

37

26

22 23 22 32

6 9 5 9 3 8

6 months 6 months 6 months 6 months 6 months 6 months

FY13 FY14 FY13 FY14 FY13 FY14

Europe Asia Pacific All other markets

Up 8% Up 41% Up 19%

33 36 35

29

29 30 11 31

8 27

6 8

4 5 2 2 3 4

6 months 6 months 6 months 6 months 6 months 6 months

FY13 FY14 FY13 FY14 FY13 FY14

Land Rover Jaguar

6 month FY14

All other UK

markets 18.1%

(ROW)

Asia 18.0%

Pacific

5.6% North

America

Europe 16.1%

(ex.

Russia)

18.4%

China

23.8%

192,551 units

6 month FY13

All other UK

markets 17.6%

(ROW)

Asia 18.2%

Pacific

4.8% North

America

Europe 17.4%

(ex.

Russia)

20.4%

China

21.7%

160,894 units

Product and other investment

Key financial indicators—IFRS

Quarter ended 30 September 6 months ended 30 September

(£ millions, unless stated) 2013 2012 Change 2013 2012 Change

R&D expense

Capitalised 259 218 41 501 433 215

Expensed 62 51 11 112 91 40

Total R&D expense 321 269 52 613 524 255

Investment in tangible and other 336 226 110 602 388 162

intangible assets

Total product and other investment 657 495 162 1,215 912 417

Of which capitalised 595 444 151 1,103 821 282

26